Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-122229

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED AUGUST 16, 2006 TO PROSPECTUS DATED DECEMBER 13, 2005

JULY 2006 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	July 2006	Year to Date	06/30/06	07/31/06

Series A	(9.79)%	(6.02)%	$62,640,651	$1,248.37

Series B	(12.75)%	(7.29)%	$32,317,667	$1,410.76

*	All performance is reported net of fees and expenses

Fund results for July 2006:

World bond futures markets reversed course in July. In Europe, despite speculation that the ECB will accelerate its rate increases up to 3.5% by year end, the German Bund future contract rallied to a high of 116.87 in sympathy with the U.S. Bond and a worsening geopolitical situation. This, accompanied by a sustained rally for the 10-year Japanese Government Bond, led the Fund’s short positions to an overall loss.

Worldwide short term interest rates rallied in July led by the U.S. benchmark Eurodollar. Rising tensions in the Middle East contributed to the rally, inspiring investors to become more risk averse. Three month Euribor and 3m Sterling futures rallied on these concerns despite hawkish comments from central bankers. Accelerating economic growth, recovering employment, and consumer confidence continued to drive a monetary policy that many expect to combat excess monetary growth. Short positions resulted in an overall loss for this sector.

Most energy markets ended the month retreating from record highs, trading slightly lower after volatile swings, as geopolitical news, impending hurricane season, and hot weather contributed to a strong rally early in the month. October Natural Gas made a late month charge to close 25.5% higher as hurricane season approached and inventories declined due to excessive heat throughout the US. Short positions in Natural Gas experienced major losses, which exceeded gains from long positions in other markets from this sector, resulting in an overall loss.

Gold futures rallied just over 8.4% in early July before closing only 2.8% higher. London Copper rallied 6.2% amid ongoing demand from China and fears of a possible strike at Chile’s massive Escondida mine. Aluminum finished 2.3% lower. Long positions in this sector experienced a loss due to market volatility along with lower aluminum prices.

Other market sectors did not reveal significant trends and did not have any major influence on this month’s negative performance.

For the month of July 2006, Series A lost -9.79% and Series B lost -12.75%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JULY 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2006)

STATEMENT OF INCOME

July 2006

INVESTMENT INCOME, interest	$279,459

EXPENSES
Management fee	97,138
Organization and offering expenses	52,507
Operating and other expenses	217,943
Incentive fee	—
Brokerage commissions	(323,185)

Total expenses	44,403

NET INVESTMENT GAIN (LOSS)	235,056

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on futures and forward contracts	(3,571,772)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,457,747)

NET GAIN (LOSS) ON INVESTMENTS	(7,029,519)

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$(6,794,463)

STATEMENT OF CHANGES IN NET ASSET VALUE

July 31, 2006

NET ASSETS, beginning of period	$67,923,830

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	(6,794,463)
CAPITAL SHARE TRANSACTIONS
Issuance of shares	1,704,624
Redemption of shares	(193,340)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	1,511,284
NET INCREASE (DECREASE) IN NET ASSETS	(5,283,179)

NET ASSETS, end of period	$62,640,651

NAV Per Unit, end of period	$1,248.37

QUADRIGA SUPERFUND, L.P. — SERIES B
JULY 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2006)

STATEMENT OF INCOME

July 2006

INVESTMENT INCOME, interest	$152,476

EXPENSES
Management fee	50,115
Organization and offering expenses	27,090
Operating and other expenses	112,436
Incentive fee	—
Brokerage commissions	(509,350)

Total expenses	(319,709)

NET INVESTMENT GAIN (LOSS)	472,185

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on futures and forward contracts	(2,538,375)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,657,031)

NET GAIN (LOSS) ON INVESTMENTS	(5,195,406)

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$(4,723,221)

STATEMENT OF CHANGE IN NET ASSET VALUE

July 31, 2006

NET ASSETS, beginning of period	$36,916,705

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	(4,723,221)
CAPITAL SHARE TRANSACTIONS
Issuance of shares	549,500
Redemption of shares	(425,317)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	124,183
NET INCREASE (DECREASE) IN NET ASSETS	(4,599,038)

NET ASSETS, end of period	$32,317,667

NAV PER UNIT, end of period	$1,410.76

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.

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